a) 11   Computation of per share earnings 06/30/2001

                   Shaw International, Inc.
              Weighted Average Shares Outstanding
                       June 30, 2001         June 30, 2000

Weighted Average Shares      11,230,000          5,230,000

Net Loss                         $2,685             $2,926

Net Loss Per Share               0.0002            $0.0006